10/20

05013662

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A **BRANCH:**

FILE NO.: 83-2 **FISCAL YEAR:**

(03/94)

ADB

Asian Development Bank

83-2

ADB

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2005

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

There was no purchase of primary obligations in the United States in the third quarter of 2005.

In July 2005, ADB offered its US$1,000,000,000 4.125% Global Notes due 15 September 2010 under its Global Medium-Term Note Program (the Program). The prospectus of the Program dated 20 July 2005, was previously filed under a Report dated 20 July 2005. Pursuant to a Terms Agreement dated 20 July 2005, Citigroup Global Markets Inc., Goldman Sachs International, Nomura International plc, Credit Suisse First Boston (Europe) Limited, Daiwa Securities SMBC Europe Limited, Deutsche Bank AG London Branch, Dresdner Bank AG London Branch, HSBC Bank plc, Lehman Brothers International (Europe), Merrill Lynch International, Mitsubishi Securities International plc and UBS Limited agreed to purchase the principal amount of the Notes at 99.652%. The Notes were issued in Book-Entry form through the Federal Reserve Bank of New York.

(Pursuant to Rule 3, Regulation AD, ADB filed with the Commission a Report dated 20 July 2005 and a Supplementary Report dated 26 July 2005.)

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the third quarter ended 30 September 2005 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

Resolution No. 301
Membership of Armenia

Effective 20 September 2005, Armenia became the 64th member of ADB.

Annex A

ADB NEWS RELEASES (Third Quarter 2005)	
DATE	PARTICULARS
30 Sep 2005	ADB Loan to Help Improve and Expand Bhutan's Road Network
29 Sep 2005	US$151 Million Loan Approved to Rehabilitate Strategic National Roads in Indonesia
28 Sep 2005	ADB To Help Ease Poverty In Timor-Leste Through Better Roads
28 Sep 2005	ADB To Issue Panda Bonds In PRC
27 Sep 2005	ADB to Maintain Focus on Strategic Pillars to Cut Poverty in Viet Nam
27 Sep 2005	ADB To Maintain Focus On Strategic Pillars To Cut Poverty In Viet Nam
27 Sep 2005	Armenia Becomes 64th Member of Asian Development Bank
26 Sep 2005	ADB Plans $4.5 Billion in Loans for PRC in 2006-2008
23 Sep 2005	Innovative Grant to Help Provide Businesses to Poor Azerbaijan Households
22 Sep 2005	ADB to Help Establish Pacific Aviation Safety Office
22 Sep 2005	ADB Approves $400 Million Loan for Modern Zhengzhou-Xi'an Railway in PRC
22 Sep 2005	ADB Approves $600 Million Loan to Help Build Roads in Sichuan, PRC
21 Sep 2005	ADB's Post-Tsunami Work to Continue Support for Maldives Atoll Development
16 Sep 2005	Asia Holds Key To Solving Global Poverty Challenge, ADB President Tells UN
15 Sep 2005	ADB, Viet Nam Sign Loan and Grant Package to Help Fight Communicable and Lifestyle Diseases
15 Sep 2005	ADB Will Step up Efforts to Improve Operations, Says Management
15 Sep 2005	ADB to Review its Water Policy Implementation in Kazakhstan
14 Sep 2005	ADB to Focus on More Effective Implementation of Projects in Micronesia
13 Sep 2005	ADB to Help Tap Potential of NGOs to Fight Poverty in PRC
12 Sep 2005	ADB *to Promote Economic Growth, Poverty Reduction and Capacity Building in Afghanistan*
10 Sep 2005	ADB Grants to Help Promote Gender Development in Uzbekistan
9 Sep 2005	ADB to Provide US$6 Million in Grants for Tsunami-Affected Areas of Indonesia
9 Sep 2005	ADB President to Address UN Meeting on Millennium Development Goals
8 Sep 2005	Developing Asia Faces Tough Choices amid Rising Oil Prices
8 Sep 2005	Healthy Expansion Expected in 2005 and 2006 but Challenges Loom, ADO Says
8 Sep 2005	Oil Prices, Drought Slow Thailand's Growth, But Public Investment to Lift Economy in Next Two Years
8 Sep 2005	PRC Growth Forecast Raised, Downside Risks Remain
8 Sep 2005	Subdued Exports and Investment Weaken Philippine Growth Prospects
8 Sep 2005	Pakistan's Growth to Remain Firm, But High Oil Prices a Risk
8 Sep 2005	Better Investment Climate Lifts Indonesia's Growth Outlook
8 Sep 2005	India's Growth Unaffected by Oil Prices, But Inflation Expected to Rise
8 Sep 2005	Developing Asia Faces Tough Choices Amid Rising Oil Prices
8 Sep 2005	Healthy Expansion Expected in 2005 and 2006 But Challenges Loom, ADO Says
7 Sep 2005	Institutional Changes Needed to Achieve MDGS, Manila Meeting Told [PDF]
6 Sep 2005	ADB President Announces Significant Increase in Annual Assistance to Pakistan
5 Sep 2005	ADB, IADB/MIF, UNDP to Host First Joint Forum on Remittances in Manila
2 Sep 2005	ADB Launches Publication on Asian Economic Cooperation and Integration
2 Sep 2005	ADB Appoints New External Relations Head
1 Sep 2005	ADB President Announces Over US$6.5 Billion in Assistance to India
31 Aug 2005	Donors Support Coordination Center for Education Sector
31 Aug 2005	ADB to Adopt New Financing Approaches to Better Respond to Development Needs
30 Aug 2005	Productive Employment Is Key to Reducing Poverty
30 Aug 2005	621 Million Asians Lived in Extreme Poverty in 2003; 300 Million Fewer Than in 1990, Says ADB
29 Aug 2005	ADB Promotes Private Lending to Small and Medium-Sized Firms in PRC
26 Aug 2005	Loan and Grant Package to Help Viet Nam Fight Communicable and Lifestyle Diseases
26 Aug 2005	ADB President to Visit India and Pakistan
26 Aug 2005	ADB Approves $10 Million Grant to Improve Water Supply, Urban Environment in Lao PDR Small Towns
25 Aug 2005	ADB and Viet Nam Sign $120 Million Loan for Northern Power Transmission Project
19 Aug 2005	ADB Loan to Boost Infrastructure Development In Pakistan
12 Aug 2005	ADB to Boost Afghanistan's Civil Aviation Sector
11 Aug 2005	New ADB Study Supports Private Sector Reform in the Solomon Islands
11 Aug 2005	Rural Development And Rural Cooperation Among ADB Priorities In Tajikistan
10 Aug 2005	Government Steps up Efforts to Strengthen Implementation of State Water Sector Programs
9 Aug 2005	East Asian Growth Moderating, But Still Robust: Asia Economic Monitor
8 Aug 2005	ADB and DFID to launch report on Improving Devolved Social Service Delivery in NWFP and Punjab on 9 August 2005 at NIPA Lahore
8 Aug 2005	ADB Boosting Development Management of Mekong Civil Servants
3 Aug 2005	ADB President Opens Sydney Office
3 Aug 2005	Hua Du Appointed as ADB Country Director for Bangladesh
2 Aug 2005	Loan Signed for Afghan Power Transmission and Distribution Project
1 Aug 2005	ADB to Help Reduce Water Pollution and Protect Water Resources in Fuzhou, PRC
31 Jul 2005	Quarterly Economic Update, Bangladesh, June 2005
28 Jul 2005	ADB President Kuroda Set for Visit to Australia
22 Jul 2005	ADB Supporting Implementation of Pakistan's Gender Reform Action Plans
20 Jul 2005	ADB Prices US$1 Billion 5-Year Global Bond Issue

Annex A

ADB NEWS RELEASES (Third Quarter 2005)	
DATE	PARTICULARS
19 Jul 2005	Improving Urban Water Supply, Wastewater Management and Sewerage System in Jilin Province, PRC
15 Jul 2005	Luxembourg and Australia Make First Bilateral Contributions Totaling $5 Million to ADB Tsunami Fund
14 Jul 2005	ADB Executive Director Discusses Development Partnership with Kazakhstan
13 Jul 2005	ADB's Three-Year Lending Program for the Philippines will Depend on Pace of Government Reforms
12 Jul 2005	ADB Approves $55 Million Grant to Support Primary Road Rehabilitation in Afghanistan
11 Jul 2005	ADB to Support Sale of Equitable PCI Bank NPL and NPA Portfolio
7 Jul 2005	ADB President To Inaugurate New Office in Sydney
7 Jul 2005	ADB Approves $1.7 Million Grant for Thailand's Tsunami-Affected Andaman Region
6 Jul 2005	ADB Raises US Dollar Lending Rates, Lowers Rates for Japanese Yen Loans
5 Jul 2005	Mekong Countries to Establish Animal Diseases Prevention, Control System
5 Jul 2005	Mekong Countries Plan Information Superhighway
5 Jul 2005	Mekong Leaders Endorse Biodiversity Conservation Corridors Initiative
5 Jul 2005	Mekong River Countries to Start Preparing for Regional Power Trading Arrangements
4 Jul 2005	Mekong Countries Sign Agreements to Open Borders
3 Jul 2005	Mekong Countries Discuss Private Sector Participation Prior to Summit

ˈfficial website (http:// www.adb.org)

ADB

Asian Development Bank

Board of Directors

Sec.M84-05
26 September 2005

Membership of Armenia

1. On 6 October 2004, the Board of Governors adopted Resolution No. 301 (Resolution) entitled "Membership of Armenia and Increase in Authorized Capital Stock." The Resolution specifies 30 January 2005 or such later date as the Board of Directors may determine as the date by which the membership should become effective; the Board subsequently approved the later date of 20 September 2005.

2. In accordance with paragraph 8 of the Resolution, Armenia shall become a member of ADB on the date on which The Secretary of ADB certifies in writing that the conditions precedent to membership stated in paragraph 7 of the Resolution have been satisfied.

3. Armenia has paid the first installment of its subscription in accordance with paragraphs 2, 3, 4 and 5 of the Resolution, and satisfied on 20 September 2005 the other conditions precedent to membership stated in paragraph 7 of the Resolution. Therefore, a Certificate of Membership dated 20 September 2005 was issued by The Secretary pursuant to paragraph 8 of the Resolution. Attached is a copy of the Certificate referred to above.

ADB

Asian Development Bank

Office of the Secretary

20 September 2005

CERTIFICATE

THIS IS TO CERTIFY that **Armenia** has paid the first installment of its subscription in accordance with paragraphs 2, 3, 4 and 5 of the Board of Governors' Resolution No. 301 entitled "Membership of Armenia and Increase in Authorized Capital Stock", adopted on 6 October 2004, and that the other conditions precedent to membership specified in paragraph 7 of the Resolution have been satisfied. Accordingly, pursuant to paragraph 8 of the Resolution, Armenia becomes a member of the Asian Development Bank as of the date of this Certificate.

JHovland

Jeremy H. Hovland
The Secretary of the Bank

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4920
Fax +63 2 636 2481

information@adb.org
www.adb.org

ADB

Asian Development Bank

Board of Directors

FOR OFFICIAL USE ONLY

R210-05
25 August 2005

Condensed Quarterly Financial Statements

1. Attached for the consideration of the Board are Management's Discussion and Analysis and Condensed Quarterly Financial Statements as of 30 June 2005.

2. In the absence of any request for discussion and in the absence of a sufficient number of abstentions or objections (which should be communicated to The Secretary by the close of business on 15 September 2005), the Condensed Quarterly Financial Statements will be deemed to have been approved, to be so recorded in the minutes of a subsequent meeting of the Board. Any notified abstentions or objections will also be recorded in the minutes.

For Inquiries: P. Y. Chiu, Controller's Department
(Ext. 4540)
R. Budiman, Controller's Department
(Ext. 4553)

The attached document has a restricted distribution until it has been approved by the Board of Directors. Following such approval, the document will be available to the public.

ADB

Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements

30 June 2005
(Unaudited)

Asian Development Bank

CONTENTS

30 June 2005

Management's Discussion and Analysis

1. Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is to make the Asian and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. The Charter requires that each funding resource be kept separate from the other. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

2. Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations.

2.1. Basis of financial reporting

Statutory reporting. ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective 1 January 2001, ADB complied with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments (collectively referred to as "FAS 133"). FAS 133 allows hedge accounting only if qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. However, applying FAS 133 hedge criteria does not entirely reflect ADB's risk management and hedging strategies. ADB elected not to adopt hedge accounting and reports all derivative instruments in the balance sheet at fair value while recognizing changes in the fair value of derivative instruments in the period as part of net income.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Reported Basis		
	30 June 2005	30 June 2004	31 December 2004
Net Income	74	53	431
Average Earning Assets	35,992	36,897	36,364
Annual Return on Average Earning Assets*	0.71%	0.28%	1.18%
Return on Loans	4.19%	4.18%	4.16%
Return on Investments	2.21%	2.58%	2.21%
Cost of Borrowings	3.95%	4.51%	3.37%
Equity-to-Loan Ratio	51.46%	50.35%	51.64%
	Pre-FAS 133 Basis		
	30 June 2005	30 June 2004	31 December 2004
Net Income	179	208	390
Average Earning Assets	35,975	36,827	36,306
Annual Return on Average Earning Assets	0.99%	1.13%	1.07%
Return on Loans	4.19%	4.18%	4.16%
Return on Investments	2.75%	2.22%	2.34%
Cost of Borrowings	3.76%	3.63%	3.58%
Equity-to-Loan Ratio	50.77%	50.04%	50.54%
	Current Value Basis		
	30 June 2005	30 June 2004	31 December 2004
Net Income	156	(42)	563
Average Earning Assets	37,982	38,925	39,391
Annual Return on Average Earning Assets*	0.90%	0.43%	1.47%
Return on Loans	2.25%	1.67%	4.25%
Return on Investments	0.26%	0.66%	3.51%
Cost of Borrowings	1.32%	1.71%	3.56%
Equity-to-Loan Ratio	50.69%	49.86%	50.27%

* Based on net income before FAS 133 adjustments

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its OCR financial assets and liabilities, taking into consideration the changes in interest rates, exchange rates, and credit risks. Table 3 shows the Condensed Current Value Income Statements reconciled from the reported basis for the period ended 30 June 2005. Current value reflects the economic value of all financial instruments. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flow streams applying the appropriate interest and exchange rates. The current value results may differ from the actual realized value in the event of liquidation. The reversal of the FAS 133 effects remove its impact, as these effects are part of the current value adjustments. Table 4 provides a further detail and analysis of the current value adjustments.

Table 2: Condensed Current Value Balance Sheets at 30 June 2005 and 31 December 2004
In thousands of U.S. dollars

	30 June 2005					31 December 2004
	Statutory Reported Basis	Reversal of FAS 133	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 103,635	$ -	$ 103,635	$ -	$ 103,635	$ 76,405
Investments and accrued income	11,477,066	-	11,477,066	-	11,477,066	10,780,768
Securities transferred under securities lending arrangement	2,247,606	-	2,247,606	-	2,247,606	2,040,302
Securities purchased under resale arrangement	446,308	-	446,308	-	446,308	1,330,948
Loans outstanding and accrued interest	23,140,170	(814)	23,139,356	1,804,528	24,943,884	26,344,506
Less: Allowance for loan losses and unamortized front end fee	(111,541)	-	(111,541)	-	(111,541)	(112,653)
Equity investment	256,820	-	256,820	-	256,820	257,437
Receivable from members	175,252	-	175,252	(71,347)	103,905	134,641
Receivable from swaps						
Investments	1,564,197	(7,327)	1,556,870	7,327	1,564,197	1,562,113
Borrowings	9,730,601	28,943	9,759,544	(28,943)	9,730,601	9,589,335
Other assets	945,721	-	945,721	-	945,721	509,651
TOTAL	$49,975,835	$ 20,802	$49,996,637	$1,711,565	$51,708,202	$52,513,453
Borrowings and accrued interest	$23,349,375	$ 110,223	$23,459,598	$ 784,017	$24,243,615	$25,238,996
Payable for swaps						
Investments	1,722,678	(34,412)	1,688,266	34,412	1,722,678	1,797,218
Borrowings	9,081,022	106,670	9,187,692	(106,670)	9,081,022	8,853,828
Payable under securities lending arrangement	2,249,856	-	2,249,856	-	2,249,856	2,061,489
Accounts payable and other liabilities	1,105,809	-	1,105,809	-	1,105,809	624,198
Total Liabilities	37,508,740	182,481	37,691,221	711,759	38,402,980	38,575,729
Paid-in capital	3,509,306	-	3,509,306	-	3,509,306	3,725,823
Net notional maintenance of value receivable	(583,690)	-	(583,690)	-	(583,690)	(642,944)
Ordinary reserve	8,944,116	-	8,944,116	882,858	9,826,974	9,575,099
Special reserve	191,407	-	191,407	-	191,407	189,539
Loan loss reserve	167,000	-	167,000	-	167,000	218,800
Surplus	40,117	-	40,117	-	40,117	312,117
Cumulative revaluation adjustments account	234,833	(234,833)	-	-	-	-
Net income [1] – 30 June 2005	72,599	104,197	176,796	(22,688)	154,108	-
Net income [1] – 31 December 2004	-	-	-	-	-	559,290
Accumulated other comprehensive income	(108,593)	(31,043)	(139,636)	139,636	-	-
Total Equity	12,467,095	(161,679)	12,305,416	999,806	13,305,222	13,937,724
TOTAL	$49,975,835	$ 20,802	$49,996,637	$1,711,565	$51,708,202	$52,513,453

[1] Net income after appropriation of guarantee fees to Special Reserve.

Table 3: Condensed Current Value Income Statements for the Periods Ended 30 June 2005 and 2004
In thousands of U.S. dollars

	30 June 2005					30 June 2004
	Statutory Reported Basis	Reversal of FAS-133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
INCOME						
From loans	$505,913	$ -	$505,913	$ -	$505,913	$554,639
From investments	172,037	-	172,037	-	172,037	147,845
From other sources – net	10,707	-	10,707	-	10,707	19,944
Total Income	688,657	-	688,657	-	688,657	722,428
EXPENSES						
Interest and other financial expenses	446,356	1,053	447,409	-	447,409	456,019
Administrative expenses	61,099	-	61,099	-	61,099	59,401
Technical assistance to member Countries	(1,885)	-	(1,885)	-	(1,885)	(1,589)
Provision for losses	3,370	-	3,370	(3,370)	-	-
	508,940	1,053	509,993	(3,370)	506,623	513,831
Other Income (Expenses) – FAS 133 Adjustments	(105,250)	105,250	-	-	-	-
Current value adjustments[a]	-	-	-	(22,688)	(22,688)	(249,497)
Provision for losses	-		-	(3,370)	(3,370)	(939)
Net Income	74,467	104,197	178,664	(22,688)	155,976	(41,839)
Appropriation of guarantee fees to Special Reserve	1,868	-	1,868	-	1,868	1,494
NET INCOME AFTER APPROPRIATION	$ 72,599	$104,197	$176,796	$ (22,688)	$154,108	$(43,333)

[a] The current value adjustments incorporate the effect of FAS 133 adjustments.

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 30 June 2005					Income Statement Effects Year to Date	
	Loans	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects[a]	30 June 2005	30 June 2004
Total Current Value Adjustments on Balance Sheet	$1,804,528	$(27,085)	$(706,290)	$(71,347)	$(943,406)	$ 56,400	$ (68,269)
Unrealized Gains (Losses) on Investments[b]						61,522[c]	(124,943)
Accumulated Translation Adjustments						(140,610)[d]	(56,285)
Total Current Value Adjustments						$ (22,688)	$(249,497)

[a] Prior Year Effects include cumulative current value adjustments on all financial instruments made in the prior years.
[b] Relates to unrealized gains(losses) of investments and equity investments classified as available for sale.
[c] Unrealized gains on the investment portfolio net of unrealized losses on the equity investment portfolio have been moved from Equity portion under the reported basis and included as part of current value adjustments for current value reporting.
[d] The accumulated translation adjustments for the period, net of current translation effects from FAS 133 reversals, have been moved from Accumulated Other Comprehensive Income under the reported basis and included as part of current value adjustments for current value reporting.

Current Value Balance Sheets

Loan portfolio. Most loans are made to or guaranteed by ADB members. ADB does not sell its loans believing that there is no comparable market for them. The current value of loans incorporates management's best estimate of expected cash flows, including principal repayments, interest, and other loan charges, discounted by the applicable market yield curves for ADB's funding cost plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the inherent risks in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on public sector loans except opportunity losses resulting from the difference between payments for interest and charges, not in accordance with the loan's contractual terms.

The positive adjustment of $1.8 billion (7.8% of loan balance) – from the statutory reported basis of $23.1 billion to the current value basis of $24.9 billion – indicates that the loans in the portfolio, on average, carry a higher interest rate than ADB would currently originate on similar loans.

Investments and related swaps. Under both the statutory reported and current value bases, investment securities and related derivatives are carried and reported at fair values based on market quotations when available. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models incorporating observable market data. The net negative adjustment of $27.1 million resulted from unrealized loss on asset swaps due to decreasing interest rates in certain markets.

Equity investments. Equity investments with readily determinable fair values are reported at fair value. Unlisted equity investments without readily available market value are reported at cost less allowance for losses, which represents a fair approximation of the current value.

Receivable from members. These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps. The current value of these liabilities includes the fair value of the borrowings and the associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $0.9 billion increase in the valuation of these liabilities – equivalent to 3.9% of the value of the borrowings portfolio after swaps from the statutory reported basis of $22.7 billion to the current value basis of $23.6 billion – is due to the fact that the average cost of the borrowings is higher than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

For the first half of 2005, net income was $156.0 million under the current value basis compared with pre-FAS 133 net income of $178.7 million (see *Table 3*). The decrease from the pre-FAS 133 basis to current value basis comprise of current value adjustments of $56.4 million unrealized losses on all outstanding financial instruments, $61.5 million net unrealized gains on investments classified as available for sales, and $140.6 million of unfavorable accumulated translation adjustments *(see Table 4)*.

Current value adjustments. The $22.7 million unfavorable current value adjustment for the six months ended 30 June 2005 ($249.5 million – 2004) represents the change in the current value of all ADB's financial instruments from 31 December 2004 to 30 June 2005. The adjustment reflects changes in both interest rates and currency exchange rates. The unfavorable adjustment is mainly due to the general strengthening of the U.S. dollar during the first half of the year giving rise to negative net translation adjustments. This is offset by the general decrease in medium to long term interest rates which increased the value of loans and loans related borrowings value. The change in market environment in comparison to 2004 accounted for $197.8 million increase in net income on current value basis from first half of 2004.

2.3. Risk Bearing Capacity

On 19 February 2004, the Board of Directors approved the income planning framework that established the equity to loan ratio (ELR) as the key measure of ADB's risk bearing capacity. Consequently, the use of reserve-to-loan ratio and interest coverage ratio was discontinued. On the same date, the Board of Directors also approved the full waiver of 1% front-end fees for loans approved from 1 January 2004 to 30 June 2005 and waiver of 20 basis point lending spread on public sector loans for charges for the period. Subsequently, the Board of Directors approved the continuation of such policies through June 2006.

Equity-to-loan ratio. For ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve and surplus. The ELR measures the adequacy of equity capital to absorb unexpected losses in its public sector loan and guarantee portfolios and the ability to generate adequate net income to absorb loss of loan income as a result of a major nonaccrual event and at the same time match the growth in loan and guarantee portfolio. ADB has established a target ELR of 35%. At 30 June 2005, ELR was 50.8% under the pre-FAS 133 basis (50.54% - 31 December 2004).

Loan Loss Provision and Loan Loss Reserve (LLR). ADB provides LLR as part of its equity for public sector loans and guarantees portfolio using credit risk model to estimate expected losses. In addition, loan loss provision for public and private sector loans that are impaired are set up and charged to profit and loss. Hence, both expected and unexpected losses are addressed through adequate LLR and loan loss provisions.

2.4. Capital and Resources

To ensure adequate risk-bearing capacity, ADB regularly reviews its income outlook and based on that review, the Board of Governors approves the allocation of OCR Surplus and previous year's actual net income to reserves and special funds to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it allocates part of the net income to support development activities in its DMCs. During 2005, the Board of Governors approved the allocation of $600.0 million to Asian Tsunami Fund, which was established to support reconstruction, rehabilitation and associated development activities in the tsunami-affected DMCs promptly and effectively.

In February 2003, the Board of Directors reviewed ADB's lending and borrowing limitations and approved the following policies to take effect immediately: (i) gross outstanding borrowings are limited to no more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus), subject to the Charter limit of 100% of callable capital; (ii) outstanding loan commitments measured by the sum of outstanding disbursed and undisbursed

loans, equity investments, and guarantees,[1] are limited to no more than the sum of the total callable paid-in capital and reserves (including surplus but excluding special reserve).

As of 30 June 2005, ADB's lending headroom available was $21.4 billion ($22.5 billion - 31 December 2004). The decrease in the headroom was principally due to $2.4 billion decrease in outstanding loans resulting from loan repayments offset by a decrease in lending authority of $3.7 billion resulting from allocations from OCR to the Asian Tsunami Fund (ATF), Technical Assistance Special Fund (TASF) and Asian Development Fund (ADF) and decrease in subscribed capital due to exchange rate movements.

As of 30 June 2005, ADB's borrowing headroom available was $18.3 billion ($19.6 billion - 31 December 2004). The decrease in the headroom resulted from increase in borrowings portfolio and decrease in borrowing authority due to allocations from OCR to ATF, TASF and ADF and unfavorable translation adjustments.

2.5. Summary of financial performance

For the six months ended 30 June 2005, net income before FAS 133 adjustments was $179.7 million, compared with $207.7 million of the first half of 2004. The decrease of $28.0 million (13.5%) was due to the following:

- $39.1 million decrease in net loan income after interest and financial expenses accounted mainly by $48.7 million reduction in loan income due to lower prepayment premium received and $21.9 million reduction in income due to 20 basis points waiver on lending spread, offset by $9.6 million decrease in financial expenses;

- $9.2 million decrease in income from other sources primarily attributed to the effect of adopting equity method of accounting for investments in limited liability corporations and decrease in dividends received;

- $2.4 million increase in provision mainly due to increase in provisions associated with private sector loan portfolio and $1.7 million increase in administrative expenses due to overall increase in salary and benefit expenses; offset by

- $24.2 million increase in investment income resulting from increase in short-term interest rates in US where majority of the portfolio is held and $0.2 million increase due to net cancellations of technical assistance projects.

During the first half of 2005, the effects of applying FAS 133 adjustments were negative $105.3 million compared to negative $155.1 million in the first half of 2004. As a consequence, the net income increased from $52.5 million to $74.5 million. The positive effect on net income was primarily due to the net effect of a general decrease in interest rates and weakening of Japanese yen in the financial markets giving rise to favorable changes in the value of borrowings related swaps portfolio which was partially offset by unfavorable changes in the value of embedded derivatives.

---

[1] ADB's financial policies require that Political Risk Guarantee be charged against lending limitations at the nominal value of the guaranteed obligation, plus the interest that will accrue for the succeeding interest period and Partial Credit Guarantee at the present value of the guaranteed obligation .

3. Special Funds

In addition to ordinary capital resources, ADB administers Special Funds consisting of the ADF; the TASF; the Japan Special Fund (JSF); including the Asian Currency Crisis Support Facility (ACCSF); the ADB Institute Special Fund (ADBISF); and ATF. Financial statements for each fund are prepared in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF Regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 June 2005, the governments of 29 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific.

Contributed Resources. Cumulative contributions committed inclusive of unamortized discount of $6.3 million amounted to $27.4 billion as of 30 June 2005, of which contributions available for loan commitments were $25.8 billion ($27.0 billion – 31 December 2004). Contributions committed but not available as of 30 June 2005 were $1.6 billion ($0.3 billion – 31 December 2004) comprising of committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. In addition, $40 million was allocated to ADF from 2004 OCR net income. The balance of commitment authority for operations at the end of June 2005 increased to $1.4 billion ($124.5 million – 31 December 2004) primarily due to contributions received and ADF's reflows based resources.

In April 2005, the eighth replenishment of ADF (ADF IX) became effective. At 30 June 2005, Instruments of Contributions from 14 donors were accepted. During the period, $568.1 million ($415.3 million for ADF IX and $152.8 million for ADF VIII) have been received and made available for operational commitments and recognized as contributed resources.

Review of Activities. During the period, 10 ADF loans totaling $341.7 million were approved, compared with 6 approvals amounting to $136.7 million in the same period last year. Disbursements for the period totaled $409.6 million, a decrease of 1.7% from $416.6 million for the same period in 2004.

As of 30 June 2005, 28 public sector loans to Myanmar were in arrears and remained in nonaccrual status. The principal amount outstanding of loans placed in nonaccrual status was $483.6 million ($515.3 million – 31 December 2004) of which $142.7 million ($135.8 million – 31 December 2004) was overdue.

Investment position. The ADF investment portfolio including investments purchased under resale arrangement amounted to $5.8 billion as of 30 June 2005, compared with $5.6 billion as of 31 December 2004. About 40% of the portfolio was invested in time deposits and 60% in floating and fixed income securities. The annualized rate of return on ADF investments as of the second quarter of 2005 was 3.5%, compared with 3.3% during the same period in 2004.

The portfolio was denominated in 9 currencies with Euro, Australian dollar, pound sterling, and Canadian dollar investments comprising 86.9% of the portfolio.

3.2 Technical Assistance Special Fund

Review of activities. Technical assistance is accounted for on a commitment basis. As of 30 June 2005, total TASF resources amounted to $1,227.6 million. Of this, $998.2 million had been committed, leaving an uncommitted balance of $229.4 million. During the period, 71 technical assistance grants totaling $35.9 million became effective while an amount of $5.9 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period.

Contributions for the period represented $129.9 million received from 14 donors as part of the third regularized replenishment of TASF, $32 million allocation from OCR, and $0.1 million direct and voluntary contribution from India. The third regularized replenishment became effective April 2005 concurrently with ADF IX.

Investment position. As of 30 June 2005, TASF investment portfolio amounted to $239.8 million compared to $240.4 million as of 31 December 2004. Revenue from investments, however, increased from $2.3 million in the first half of 2004 to $3.1 million in 2005, due to reinvestment of low yielding corporate bonds into higher yielding time deposits.

3.3. Japan Special Fund

Review of activities. The technical assistance grants funded by JSF continued to support ADB's overarching goal to reduce poverty. In March 2005, Japan contributed 2.8 billion yen ($27.2 million equivalent) as a regular contribution to the JSF. During the first half of the year, 40 technical assistance grants for the JSF totaling $21.9 million became effective while an amount of $3.0 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period. The uncommitted balance after taking into account contributions, revenues, net TA grants, transfer, and administrative and financial expenses was $159.3 million as of 30 June 2005 ($149.2 million – 31 December 2004).

Investment position. The JSF investment portfolio amounted to $220.9 million as of 30 June 2005, compared with $210.6 million as of 31 December 2004. Investment income increased by $1.9 million, from $1.1 million in the first half of 2004 to $3.0 million in 2005, due to the reinvestment of low yielding securities and corporate bonds into time deposits with higher yields.

3.3.1 Asian Currency Crisis Support Facility

Review of Activities. The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $29.8 million as of 30 June 2005 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 June 2005, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was about $23.5 million.

3.5. Asian Tsunami Fund

The Board of Directors approved establishment of ATF in February 2005 in order to effectively channel resources from ADB and other contributors to DMCs requiring urgent assistance due to the effects of the tsunami on 26 December 2004.

Review of Activities. As of 30 June 2005, contributions from ADB totaling $600 million had been transferred to the Fund. In addition, contributions of $3.9 million and $1.0 million from Australia and Luxembourg, respectively have been received. Pending the completion of related formalities, the amounts were not considered as part of committed contributions for the period.

Technical assistance/grant is accounted for on a commitment basis. During the period, two technical assistances and three grants totaling $410.3 million became effective while investment income amounted to $2.9 million. With the contributions received, the uncommitted balance of the Fund amounted to $192.6 million.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 June 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

		30 June (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 103,635		$ 76,405
INVESTMENTS (Note C)		11,385,661		10,690,095
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes C and D)		2,247,606		2,040,302
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		446,308		1,330,948
LOANS OUTSTANDING (Note E) (Including FAS 133 adjustment of $814 - 30 June 2005, $870 - 31 December 2004, net of allowance for losses of $90,077 - 30 June 2005, $84,304 - 31 December 2004, and deferred loan income of $21,464 - 30 June 2005, $28,349 - 31 December 2004).		22,799,695		24,196,597
EQUITY INVESTMENTS (Note G)		256,820		257,437
ACCRUED INCOME		320,339		329,572
RECEIVABLE FROM MEMBERS		175,252		207,181
RECEIVABLE FROM SWAPS (Notes C, F, and I)				
Investments	$ 1,564,197		$ 1,562,113	
Borrowings	9,730,601	11,294,798	9,589,335	11,151,448
OTHER ASSETS				
Property, Furniture, and Equipment		163,855		164,274
Investment related receivables		595,100		175,440
Miscellaneous (Note H)		186,766		169,937
TOTAL		**$ 49,975,835**		**$ 50,789,636**
LIABILITIES, CAPITAL, AND RESERVES				
BORROWINGS (Notes F and I) (Including FAS 133 adjustment of $2,525 - 30 June 2005, $2,585 - 31 December 2004)		$ 23,072,266		$ 23,921,444
ACCRUED INTEREST ON BORROWINGS		277,109		264,682
PAYABLE FOR SWAPS (Notes C, F, and I)				
Investments	$ 1,722,678		$ 1,797,218	
Borrowings	9,081,022	10,803,700	8,853,828	10,651,046
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note D)		2,249,856		2,061,489
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		797,670		325,508
Undisbursed technical assistance commitments		14,857		20,806
Miscellaneous (Notes E and H)		293,282		277,884
Total liabilities		37,508,740		37,522,859
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note J)				
Subscribed (SDR34,991,710 - 30 June 2005 and 31 December 2004)		50,969,275		54,161,568
Less -"callable" shares subscribed		47,384,412		50,352,179
"Paid-in" shares subscribed		3,584,863		3,809,389
Less - subscription installments not due		6,208		9,874
Subscription installments matured		3,578,655		3,799,515
Less - capital transferred to the Asian Development Fund		69,349		73,692
		3,509,306		3,725,823
Net notional amounts required to maintain value of currency holdings		(583,690)		(642,944)
Ordinary Reserve		8,944,116		8,865,414
Special Reserve		191,407		189,539
Loan Loss Reserve (Note J)		167,000		218,800
Surplus (Note J)		40,117		312,117
Cumulative revaluation adjustments account (Note J)		234,833		193,870
Net income after appropriation				
For the calendar year 2004		-		427,080
For the six months ended 30 June 2005 (OCR-2)		72,599		-
Accumulated other comprehensive income (OCR-4)		(108,593)		(22,922)
Total Capital and Reserves		12,467,095		13,266,777
TOTAL		**$ 49,975,835**		**$ 50,789,636**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
INCOME (Note K)		
From loans	$ 505,913	$ 554,639
From investments (Note C)	172,037	147,845
From other sources - net	10,707	19,944
TOTAL INCOME	688,657	722,428
EXPENSES (Note K)		
Interest and other financial expenses	446,356	456,019
Administrative expenses	61,099	59,401
Technical assistance to member countries	(1,885)	(1,589)
Provision for losses (Note E)	3,370	939
TOTAL EXPENSES	508,940	514,770
OTHER INCOME (EXPENSES) - FAS 133 ADJUSTMENTS (Notes F and K)	(105,250)	(155,114)
NET INCOME	74,467	52,544
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE	1,868	1,494
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE	**$ 72,599**	**$ 51,050**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 455,179	$ 526,524
Interest on investments received	170,906	152,710
Interest received for securities under resale arrangements	2,054	838
Interest and other financial expenses paid	(369,280)	(398,953)
Administrative expenses paid	(60,230)	(56,153)
Technical assistance disbursed	(3,340)	(9,920)
Others - net	11,013	13,462
Net Cash Provided By Operating Activities	206,302	228,508
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(143,176,006)	(2,590,417)
Net sales - resale arrangements	143,008,300	666,709
Principal collected on loans	2,127,175	3,217,458
Loans disbursed	(1,093,800)	(691,418)
Net swaps	-	(2,510)
Others	427	(10,871)
Net Cash Provided by Investing Activities	866,096	588,951
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	1,696,837	565,698
Borrowings redeemed	(2,166,054)	(2,506,893)
Issuance expenses paid	(5,539)	(419)
Net currency swaps	71,944	4,130
Payments from members	32,279	34,550
Resources transferred to TASF	(32,000)	(50,000)
Resources transferred to ADF	(40,000)	(150,000)
Resources transferred to ATF	(600,000)	-
Net Cash Used in Financing Activities	(1,042,533)	(2,102,934)
Effect of Exchange Rate Changes on Due from Banks	(2,635)	1,209
Net Increase (Decrease) in Due from Banks	27,230	(1,284,266)
Due from Banks at Beginning of Period	76,405	1,397,948
Due from Banks at End of Period	$ 103,635	$ 113,682

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		2004 (Unaudited)	
Balance at beginning of period		$ 13,266,777		$ 12,852,440
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 74,467		$ 52,544	
Other comprehensive income for the period	(85,671)	(11,204)	(180,607)	(128,063)
Subscriptions received		2,554		2,554
Change in SDR values		(219,071)		(46,906)
Change in Ordinary Reserve		40,785		8,808
Notional MOV		59,254		(2,771)
Allocation to Asian Tsunami Fund		*(600,000)*		-
Allocation to ADF		(40,000)		(150,000)
Allocation to TASF		(32,000)		(50,000)
Balance at end of period		**$ 12,467,095**		**$ 12,486,062**

Accumulated Other Comprehensive Income
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustments and Amortization (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gain (Loss) (Unaudited)		Minimum Pension Liability Adjustment (Unaudited)		Accumulated Other Comprehensive Income (Loss) (Unaudited)	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Balance, 1 January	$ (6,442)	$ (11,437)	$ (20,326)	$ (125,520)	$ 14,272	$ 45,504	$ (10,426)	$ (9,302)	$ (22,922)	$ (100,755)
Amortization	2,218	2,601	-	-	-	-	-	-	2,218	2,601
Other comprehensive income for the period	-	-	(149,411)	(58,265)	61,522	(124,943)	-	-	(87,889)	(183,208)
Balance, 30 June	$ (4,224)	$ (8,836)	$ (169,737)	$ (183,785)	$ 75,794	$ (79,439)	$ (10,426)	$ (9,302)	$ (108,593)	$ (281,362)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of the Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of all members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The Emerging Issues Task Force (EITF) issued EITF 03-16 in March 2004 which requires that investments in limited liability companies (LLC) that have characteristics of partnership should be accounted using equity method. This is effective for ADB in 2005 *(See Note G)*.

NOTE C - INVESTMENTS AND SWAP TRANSACTIONS

All investment securities and negotiable certificate of deposits held as of 30 June 2005 and 31 December 2004 other than derivative instruments are considered "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gains or losses are recognized in income based on daily settlement of the net cash margin.

The estimated fair value of the investments including securities purchased under resale arrangement and time deposits of $3,672,108,000 maturing within a year and securities transferred under securities lending arrangement by contractual maturity as of 30 June 2005 and 31 December 2004 are as follows:

	30 June 2005	31 December 2004
Due in one year or less	$ 5,070,644,000	$ 5,299,215,000
Due after one year through five years	6,299,391,000	5,830,457,000
Due after five years through ten years	2,709,540,000	2,931,673,000
Total	$14,079,575,000	$14,061,345,000

ADB entered into asset swap transactions for hedging purposes with total notional amount of $2,125,611,000 as of 30 June 2005 ($2,125,611,000 - 31 December 2004).

NOTE D - SECURITIES TRANSFERRED UNDER LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements are recorded as assets and reported at estimated value. Securities received under resale arrangements are not recorded on ADB's balance sheet.

NOTE E - LOANS AND GUARANTEES

As of 30 June 2005 and 31 December 2004, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 June 2005	31 December 2004
Indonesia	$ 7,875,078,000	$ 8,219,283,000
China, People's Republic of	5,067,298,000	4,896,593,000
India	2,797,356,000	2,528,879,000
Philippines	2,694,310,000	2,748,350,000
Pakistan	1,823,532,000	1,855,747,000
Others (individually less than 5% of total loans)	2,653,662,000	4,060,398,000
Total loans	$22,911,236,000	$24,309,250,000
Allowance for possible losses	(90,077,000)	(84,304,000)
Deferred loan income	(21,464,000)	(28,349,000)
Net loans outstanding	$22,799,695,000	$24,196,597,000

Loans outstanding as of 30 June 2005 include loans to the private sector amounting to $483,405,000 ($408,472,000 - 31 December 2004).

The undisbursed balance of approved loans as of 30 June 2005 was $14,435,925,000 ($15,555,563,000 - 31 December 2004). This included an undisbursed balance of approved private sector loans amounting to $498,745,000 ($511,252,000 - 31 December 2004). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $212,545,000 ($205,928,000 - 31 December 2004).

Waivers of Lending Spread and Front-End Fee

In 2004, the Board of Directors approved the waiver of 20 basis points of the lending spread on public sector loans outstanding from 1 July 2004 - 30 June 2005 for borrowers that do not have loans in arrears and the waiver of the entire 1% front-end fee on all new public sector loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points of front-end fee on public sector loans was approved in 2003). In 2005, the policy was extended to cover the period up to June 2006. Front-end fees waived during the period totaled $19,978,000 ($5,062,000 - 2004). Lending spread waiver reduced the loan income by $21,874,000 at 30 June 2005 (nil - 2004).

Overdue Amounts

One public sector loan to Nauru remained in nonaccrual status as of 30 June 2005 (one to Nauru - 31 December 2004). The principal outstanding of this loan as of 30 June 2005 was $2,300,000 ($2,300,000 - 31 December 2004), of which $527,000 ($462,000 - 31 December 2004) was overdue.

Twelve private sector loans were in nonaccrual status as of 30 June 2005 (eleven - 31 December 2004). The principal amount outstanding as of 30 June 2005 was $61,053,000 ($50,426,000 - 31 December 2004), of which $42,662,000 ($38,735,000 - 31 December 2004) was overdue.

Allowance for Losses

The changes in the allowance for loan losses during the first half of 2005 and 2004 are as follows:

	30 June 2005			30 June 2004		
	Public Sector	Private Sector	Total	Public Sector	Private Sector	Total
Balance 1 January	$2,300,000	$82,004,000	$84,304,000	$240,000	$82,141,000	$82,381,000
Provision during the period	-	6,135,000	6,135,000	-	647,000	647,000
Provision written back	-	-	-	-	-	
Reversal of provision of restructured loans	-	-	-	-	(522,000)	(522,000)
Translation adjustments	-	(362,000)	(362,000)	-	(74,000)	(74,000)
Balance, 30 June	$2,300,000	$87,777,000	$90,077,000	$240,000	$82,192,000	$82,432,000

Loan Guarantees

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due ten or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amount of these guarantee obligations as of 30 June 2005 and 31 December 2004 covered:

	30 June 2005		**31 December 2004**	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with countergurantee	$1,083,527,000	$1,075,280,000	$1,156,735,000	$1,153,593,000
without counterguarantee	2,919,000	2,919,000	-	-
	1,086,446,000	1,078,199,000	1,156,735,000	1,153,593,000
Political Risk Guarantees				
with counterguarantee	144,670,000	100,291,000	253,167,000	100,508,000
without counterguarantee	100,544,000	58,164,000	102,233,000	52,252,000
	245,214,000	158,455,000	355,400,000	152,760,000
	$1,331,660,000	$1,236,654,000	$1,512,135,000	$1,306,353,000

None of these amounts were subject to call as of 30 June 2005 (nil - December 2004). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of stand-by portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the stand-by portion. ADB estimates that the present value of guarantees outstanding at 30 June 2005 was $766,065,000($715,733,000 - 31 December 2004).

As of 30 June 2005, a total liability of $16,747,000 ($10,842,000 - 31 December 2004) relating to stand-by ready obligation for one partial credit risk guarantee and three political risk guarantees has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE F - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of borrowing costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The cumulative effect of a change in accounting principle, following the adoption of FAS 133, resulted in a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the underlying transactions affect earnings.

NOTE G - EQUITY INVESTMENTS

Investments in equity securities without readily determinable fair values are reported at cost less probable losses. Equity securities with readily determinable market values are reported at market value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies equity method of accounting to $83,114,000 investments in limited partnership and limited liability corporations.

In June 2005, ADB divested its holdings in Asian Finance and Investment Corporation Ltd. (AFIC).

NOTE H - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are interfund balances as follows:

	30 June 2005	31 December 2004
Amounts Receivable from:		
Asian Development Fund	$ 40,173,000	$24,994,000
Technical Assistance Special Fund	62,000	51,000
Japan Special Fund	92,000	50,000
Asian Development Bank Institute Special Fund	156,000	186,000
Staff Retirement Plan	-	1,015,000
Agency Trust Funds (net)	1,121,000	808,000
Total	$ 41,604,000	$27,104,000
Amounts Payable to:		
Staff Retirement Plan	$ 93,000	$ -
	$ 93,000	$ -

NOTE I - BORROWINGS AND SWAPS

As part of its borrowing strategy, ADB issues structured debt, which includes embedded derivatives in order to decrease its cost of borrowing. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the effects of such embedded derivatives. Borrowings are reported on the balance sheet at their carrying book value adjusted for any unamortized discounts or premium, and include the fair value of embedded derivatives of $167,728,000 as of 30 June 2005 ($364,972,000 - 31 December 2004) that are required to be separately accounted for under FAS 133.

The weighted average cost of borrowings outstanding as of 30 June 2005 after adjustment for currency and interest rate swap activities, was 3.95% (3.37% - 31 December 2004).

NOTE J - CAPITAL AND RESERVES

The authorized capital stock of ADB as of 30 June 2005 consisted of 3,499,171 shares amounting to SDR34,991,710,000 all of which have been subscribed. Of the subscribed shares 3,253,061 shares are "callable" and 246,110 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

As of 30 June 2005, the value of the SDR in terms of the United States dollar was $1.45661 ($1.54784 - 31 December 2004) giving a value for each share of ADB's capital equivalent to $14,566.10 ($15,478.40 - 31 December 2004).

In March 2005, the Board of Governors approved the initial transfer of $312,000,000 from Surplus to the Asian Tsunami Fund (ATF) to finance the needs of the tsunami-affected developing member countries.

In May 2005, the Board of Governors approved the allocation of 2004 net income of $427,080,000 to Ordinary Reserve for $37,917,000, to Surplus for $40,000,000, to Cumulative Reserve Adjustments for $40,963,000, to ATF for $288,000,000, to ADF for $40,000,000 and to TASF for $32,000,000 and transferred $51,800,000 from Loan Loss Reserve.

NOTE K - INCOME AND EXPENSES

The average yield on the loan portfolio for the six-month period ended 30 June 2005 was 4.19%(4.18% - 2004) excluding premium received on prepayment and other loan income.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2005 including securities transferred under securities lending and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 2.21% (2.58% - 2004) excluding unrealized gains and losses on investments and 2.68% (1.61% - 2004) including unrealized gains and losses on investments.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the six-month period ended 30 June 2005 were apportioned between OCR and the ADF in the proportion of the relative volume of operational activities of each fund. Of the total administrative expenses for the six-month period ended 30 June 2005 of $154,544,000 ($138,275,000 - 2004), $78,996,000 ($71,773,000 - 2004) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $14,449,000 ($7,101,000 - 2004) related to new loan disbursements for the period ended 30 June 2005.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the period were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES'. Accordingly, the write back in the amount of $1,885,000 for the period represented net cancellations of the undisbursed amounts of completed TA projects committed in prior periods ($1,589,000 - 2004).

For the six-month period ended 30 June 2005, provision for losses totaled $3,370,000 which includes $2,765,000 write back to provisions for equity investments and $6,135,000 additional provisions for private sector loans. During the same period in 2004, provision for losses totaled $939,000 which includes $292,000 for equity investments and $647,000 for private sector loans.

Unfavorable FAS 133 adjustments of $105,250,000 ($155,114,000 - 2004) was composed of:

	30 June 2005	**30 June 2004**
Unrealized gains (losses) on		
Borrowings related swaps	$ 176,746,000	$ (359,366,000)
Investments related swaps	(66,821,000)	48,853,000
Embedded derivatives in structured borrowings	(212,740,000)	157,575,000
Amortization of the FAS 133 transition adjustments	(2,435,000)	(2,176,000)
Total	$ (105,250,000)	$ (155,114,000)

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 June 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)		31 December	
DUE FROM BANKS		$ 15,488		$ 8,701
INVESTMENTS (Note C)		5,750,349		5,530,851
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note D)		330,767		198,010
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note D)		54,172		60,962
LOANS OUTSTANDING (Note E)		20,426,181		21,627,140
ACCRUED REVENUE		97,282		111,887
DUE FROM CONTRIBUTORS		2,139,099		2,323,652
OTHER ASSETS				
Investment related receivables	$ 219		$ 246	
Miscellaneous	1,891	2,110	2,657	2,903
TOTAL		**$ 28,815,448**		**$ 29,864,106**

LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable under securities lending arrangement (Note D)		$ 337,298		$ 203,327
Advance payments on contributions (Note B)		58,417		63,945
Payable to related funds (Notes F and G)		66,732		24,994
Miscellaneous		655		645
Total Liabilities		463,102		292,911
FUND BALANCES				
Amounts available for operational commitments				
Contributed Resources (Note H)	$ 25,143,218		$ 26,292,598	
Unamortized Discount (Note H)	(6,299)	25,136,919	-	26,292,598
Set-aside Resources		69,349		73,692
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		623,342		583,717
		25,829,610		26,950,007
Accumulated surplus		2,256,279		2,132,274
Accumulated other comprehensive income (ADF-4)		266,457		488,914
Total Fund Balance		28,352,346		29,571,195
TOTAL		**$ 28,815,448**		**$ 29,864,106**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
REVENUE		
From loans	$ 103,084	$ 96,623
From investments (Note C)	99,980	79,650
From other sources - net	102	81
TOTAL REVENUE	203,166	176,354
EXPENSES		
Financial expenses	12	23
Amortization of discounts on contributions	153	-
Administrative expenses (Note F)	78,996	71,774
TOTAL EXPENSES	79,161	71,797
EXCESS OF REVENUE OVER EXPENSES	$ 124,005	$ 104,557

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 87,702	$ 85,437
Interest on investments received	106,093	81,132
Interest on resale arrangements received	47	38
Cash received from other sources	102	135
Administrative expenses paid	(63,492)	(63,537)
Financial expenses paid	(13)	(23)
Net Cash Provided by Operating Activities	130,439	103,182
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(610,866)	(646,885)
Net sales (investments) - resale arrangements	3,147	(44,552)
Principal collected on loans	206,197	182,005
Loans disbursed	(399,503)	(407,171)
Net Cash Used in Investing Activities	(801,025)	(916,603)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	641,451	653,397
Cash received from Ordinary Capital Resources	40,000	150,000
Net Cash Provided by Financing Activities	681,451	803,397
Effect of Exchange Rate Changes on Due from Banks	(4,078)	3,728
Net Increase (Decrease) in Due from Banks	6,787	(6,296)
Due from Banks at Beginning of Period	8,701	35,530
Due from Banks at End of Period	$ 15,488	$ 29,234

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		**2004 (Unaudited)**	
Balance at beginning of period		$ 29,571,195		$ 26,758,581
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ 124,005		$ 104,557	
Other comprehensive income for the period	(222,457)	(98,452)	(72,748)	31,809
Change in amount available for operational commitments				
from Contributed Resources		(1,170,981)		(19,318)
from Unamortized Discount for Accelerated Notes Encashment (ANE) of ADF IX		(6,299)		-
Transfer from Ordinary Capital Resources		40,000		150,000
Change in SDR value of Set-Aside Resources		(4,343)		(940)
Change in value of transfers from TASF		(375)		(114)
Balance at end of period		**$ 28,330,745**		**$ 26,920,018**

Accumulated Other Comprehensive Income
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments **(Unaudited)**		Unrealized Investment Holding Gains (Losses) **(Unaudited)**		Accumulated Other Comprehensive Income **(Unaudited)**	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Balance, 1 January	$ 484,739	$ 300,135	$ 4,175	$ 5,857	$ 488,914	$ 305,992
Other comprehensive income for the period	(224,998)	(65,916)	2,541	(6,832)	(222,457)	(72,748)
Balance, 30 June	$ 259,741	$ 234,219	$ 6,716	$ (975)	$ 266,457	$ 233,244

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

During 2005, the Board of Governors passed a resolution approving the eighth replenishment of the Asian Development Fund (ADF IX). With the receipt of Instruments of Contribution for unqualified contribution commitments in excess of the amount specified in the resolution, the replenishment became effective. The Board of Governors authorized ADB to provide grants for projects and programs of high developmental priority to be financed out of contributions under ADF IX.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Contributions and Contributed Resources

Once a replenishment becomes effective, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, contributors have the option to pay their contributions under accelerated encashment schedule and receive discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years.

Advanced Payments

Payments received for qualified contributions that are not yet available for operational commitment are recorded as advance payments and included under Liabilities.

Grants

The ADF IX introduced financing in the form of grants for the first time. Grants are expensed when the grants become effective. As of 30 June 2005, three grants amounting to $47,500,000 have been approved but none became effective. As such, these have not been recognized in the Statement of Revenue and Expenses.

NOTE C - INVESTMENTS

Investment securities and negotiable certificate of deposits held as of 30 June 2005 and 31 December 2004 are classified as "Held-to-Maturity" or "Available for Sale". Investments are classified as "Held-to-Maturity" when ADB has the intent to hold until maturity and are carried at amortized cost. Investments classified as "Available for Sale" are reported at estimated fair value, which represents their fair market value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The estimated fair value of the investments including securities transferred under securities lending arrangement and securities purchased under resale arrangement by contractual maturity as of 30 June 2005 and 31 December 2004 are as follows:

	30 June 2005	31 December 2004
Available-for-Sale Investments		
Due in one year or less	$ 2,806,264,000	$ 2,284,574,000
Due in one year through five years	1,029,499,000	1,601,989,000
	3,835,763,000	3,886,563,000
Held-to-Maturity Investments		
Due in one year or less	2,262,481,000	1,903,260,000
Due in one year through five years	-	-
Due after five years through ten years	37,044,000	-
	2,299,525,000	1,903,260,000
Total	$ 6,135,288,000	$ 5,789,823,000

The annualized rate of return on the average investments held during the six-month period ended 30 June 2005 including securities transferred under securities lending arrangement and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investments, was 3.45% (3.44% - 2004). If unrealized gains and losses were included, the annualized rate of return would have been 3.49% (3.29% - 2004).

NOTE D - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangement are recorded as assets and reported at estimated fair value. Securities received under resale arrangements are not recorded on the balance sheet.

NOTE E - LOANS

As of 30 June 2005 and 31 December 2004, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

Borrower/Guarantor	30 June	31 December
Bangladesh	$ 4,907,997,000	$ 5,251,867,000
Pakistan	4,690,555,000	5,037,849,000
Sri Lanka	2,152,061,000	2,265,041,000
Vietnam	1,686,273,000	1,746,399,000
Nepal	1,264,589,000	1,352,372,000
Others (individually less than 5% of total loans)	5,724,706,000	5,973,612,000
Total loans	$20,426,181,000	$21,627,140,000

The principal amount outstanding of public sector loans in nonaccrual status as of 30 June 2005 was $483,580,000 ($515,326,000 - 31 December 2004) of which $142,695,000 ($135,776,000 - 31 December 2004) was overdue.

No private sector loan was in nonaccrual status as of 30 June 2005 and 31 December 2004.

The undisbursed balance of approved loans as of 30 June 2005 was $7,021,733,000 ($7,553,422,000 - 31 December 2004).

NOTE F - ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the six-month period ended 30 June 2005, represents administration charge amounting to $78,996,000 ($71,773,000 - 2003). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) in the proportion of the relative volume of operational activities of OCR and ADF.

NOTE G - PAYABLE TO RELATED FUNDS

Included in Payable to Related Funds is the net amount of $40,173,000 payable to Ordinary Capital Resources (OCR)($24,994,000 - 31 December 2004), and $26,559,000 (nil - 31 December 2004) payable to TASF.

The payable to OCR includes the amount of administration charge allocated to ADF pending settlement and the payable to TASF represents contributions received from nine donors that were allocated to TASF.

NOTE H- CONTRIBUTED RESOURCES

In April 2005, ADF IX became effective. As of 30 June 2005, Instruments of Contributions from 14 donors totaling $1,828,287,000 were deposited. Of these, contributions totaling $415,286,000 were received and recorded as "Contributed Resources".

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

ASSETS	30 June (Unaudited)	31 December
DUE FROM BANKS	$ 2,286	$ 1,600
INVESTMENTS (Note C)	239,830	240,425
ACCRUED REVENUE	429	425
DUE FROM CONTRIBUTORS (Note F)	100,711	-
OTHER ASSETS (Note D)	34,487	6,908
TOTAL	**$ 377,743**	**$ 249,358**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 303	$ 52
UNDISBURSED COMMITMENTS (Note E)	147,994	150,121
UNCOMMITTED BALANCES (TASF-2), represented by:		
Unrestricted net assets	229,446	99,185
TOTAL	**$ 377,743**	**$ 249,358**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		2004 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS (Note F)		$ 161,966		$ 50,050
REVENUE				
From investments (Note C)		3,065		2,286
From other sources				
Income from conversion of grants into loans	$ 569		$ 792	
Others	16	585	8	800
Total		165,616		53,136
EXPENSES				
Technical assistance (Note E)		29,995		31,234
Financial expenses		8		8
Total		30,003		31,242
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES		135,613		21,894
EXCHANGE LOSSES		(5,352)		(6,715)
INCREASE IN NET ASSETS		130,261		15,179
NET ASSETS AT BEGINNING OF PERIOD		99,185		104,112
NET ASSETS AT END OF PERIOD		**$ 229,446**		**$ 119,291**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 34,566	$ 50,050
Interest on investments received	3,054	3,276
Cash received from other activities	1,391	1,904
Technical assistance disbursed	(33,082)	(27,399)
Financial expenses paid	(8)	(8)
Net Cash Provided by Operating Activities	5,921	27,823
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(5,174)	(27,328)
Effect of Exchange Rate Changes on Due from Banks	(61)	(6)
Net Increase in Due from Banks	686	489
Due from Banks at Beginning of Period	1,600	2,116
Due from Banks at End of Period	$ 2,286	$ 2,605

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Following the resolution of the Board of Governors authorizing the eighth replenishment of the Asian Development Fund (ADF IX) and the third regularized replenishment of the Technical Assistance Special Fund (TASF), with the receipt of Instruments of Contributions in excess of certain proportion of the total contributions, this became effective in April 2005. Under the resolution, a specific portion of the contribution is to be allocated to TASF.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are expressed in thousands of current United States dollars. As a matter of convenience, the United States dollar is considered as the functional and reporting currency and is used to measure exchange gains and losses.

The financial statements are presented on the basis of unrestricted and temporarily restricted net assets and are prepared in conformity with generally accepted accounting principles in United States. The financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 June 2005 and 31 December 2004 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are reported at cost, which approximates the fair value.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2005, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 2.66% (2.04% - 2004).

NOTE D - OTHER ASSETS AND LIABILITIES

Included in other assets are interfund receivables from Asian Development Fund (ADF) of $26,559,000 (nil - 31 December 2004), from Asian Tsunami Fund of $24,000 (nil - 31 December 2004) and from Agency Trust Funds of $33,000 ($28,000 - 31 December 2004).

The receivable from ADF represents the portion of the first installment payments received from nine donors under ADF IX that were allocated to TASF as part of the third regularized replenishment.

Included in other liabilities are interfund payables to Ordinary Capital Resources for $62,000 ($51,000 - 31 December 2004), to Japan Special Fund for $18,000 ($1,000 - 31 December 2004) and to Agency Trust Funds for $210,000 (nil - 31 December 2004).

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is accordingly eliminated. During the six-month period ended 30 June 2005, a net amount of $5,874,000 ($3,073,000 - 2004) was written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects, which have not been disbursed.

NOTE F - CONTRIBUTIONS

With the effectivity of ADF IX and the third replenishment of TASF, contribution commitments from 14 donors totaling $129,915,000 were allocated to TASF. Of this amount, $100,711,000 was recorded as "Due from Contributors" which are payable throughout the replenishment period of four years in accordance with the encashment schedule.

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

	30 June (Unaudited)			31 December		
ASSETS	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 599	$ 4,807	$ 5,406	$ 327	$ 1,017	$ 1,344
INVESTMENTS (Note C)	32,952	220,887	253,839	33,667	210,619	244,286
ACCRUED REVENUE	125	889	1,014	396	1,682	2,078
OTHER ASSETS (Note D)	28	2,017	2,045	71	2,579	2,650
TOTAL	**$ 33,704**	**$ 228,600**	**$ 262,304**	**$ 34,461**	**$ 215,897**	**$ 250,358**
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 168	$ 218	$ 386	$ 604	$ 120	$ 724
UNDISBURSED COMMITMENTS						
Technical assistance (Note E)	3,781	69,047	72,828	4,970	66,548	71,518
NET ASSETS (JSF-2) (Note F), represented by:						
Uncommitted Balances						
Unrestricted	-	159,335	159,335	-	149,229	149,229
Temporarily restricted	26,456	-	26,456	26,022	-	26,022
	26,456	159,335	185,791	26,022	149,229	175,251
Net Accumulated Investment Income						
Temporarily restricted	3,299	-	3,299	2,865	-	2,865
	29,755	159,335	189,090	28,887	149,229	178,116
TOTAL	**$ 33,704**	**$ 228,600**	**$ 262,304**	**$ 34,461**	**$ 215,897**	**$ 250,358**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)			2004 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 27,237	$ 27,237	$ -	$ 24,238	$ 24,238
REVENUE FROM INVESTMENTS	-	3,009	3,009	-	1,144	1,144
REVENUE FROM OTHER SOURCES	-	40	40	-	14	14
NET ASSETS REVERTED BACK TO RESTRICTIONS	(425)	-	(425)	(522)	-	(522)
Total	(425)	30,286	29,861	(522)	25,396	24,874
EXPENSES						
Technical assistance (Note E)	(425)	18,977	18,552	(528)	8,223	7,695
Administrative expenses	-	441	441	6	530	536
Total	(425)	19,418	18,993	(522)	8,753	8,231
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	-	10,868	10,868	-	16,643	16,643
EXCHANGE (LOSSES) GAINS	-	(762)	(762)	-	1,157	1,157
INCREASE IN UNRESTRICTED NET ASSETS	-	10,106	10,106	-	17,800	17,800
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	443	-	443	159	-	159
NET ASSETS REVERTED BACK TO RESTRICTIONS	425	-	425	522	-	522
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	868	-	868	681	-	681
INCREASE IN NET ASSETS	868	10,106	10,974	681	17,800	18,481
NET ASSETS AT BEGINNING OF PERIOD	28,887	149,229	178,116	27,469	140,208	167,677
NET ASSETS AT END OF PERIOD	**$ 29,755**	**$ 159,335**	**$ 189,090**	**$ 28,150**	**$ 158,008**	**$ 186,158**

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)			2004 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 27,237	$ 27,237	$ -	$ 24,238	$ 24,238
Interest on investments received	785	4,380	5,165	373	4,247	4,620
Technical assistance disbursed	(1,155)	(15,780)	(16,935)	(2,624)	(21,211)	(23,835)
Administrative expenses paid	-	(470)	(470)	(7)	(681)	(688)
Others - net	8	(731)	(723)	1	14	15
Net Cash (Used in) Provided by Operating Activities	(362)	14,636	14,274	(2,257)	6,607	4,350
CASH FLOWS FROM INVESTING ACTIVITES						
Net sales (investments)	634	(10,846)	(10,212)	1,986	(9,042)	(7,056)
Net (investments) sales - resale arrangements (Note G)	-	(469)	(469)	-	339	339
Net Cash Provided by (Used in) Investing Activities	634	(11,315)	(10,681)	1,986	(8,703)	(6,717)
Effect of Exchange Rate Changes on Due from Banks	-	469	469	-	902	902
Net Increase (Decrease) in Due from Banks	272	3,790	4,062	(271)	(1,194)	(1,465)
Due from Banks at Beginning of Period	327	1,017	1,344	640	1,977	2,617
Due from Banks at End of Period	$ 599	$ 4,807	$ 5,406	$ 369	$ 783	$ 1,152

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The United States dollar is the functional and reporting currency of Japan Special Fund (JSF) as it has become the currency of the primary economic operating environment of the Fund. The financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 June 2005 and 31 December 2004 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are reported at cost which approximates the fair value.

The annualized rates of return on the average investments held under ACCSF and JSF funds during the six-month period ended 30 June 2005, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, were 2.59% and 2.73%, respectively (1.01% and 1.14% - 2004).

NOTE D - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are the following interfund balances:

	30 June	31 December
Amounts Receivable by JSF from:		
ACCSF	$168,000	$604,000
Technical Assistance Special Fund	18,000	1,000
Agency Trust Funds	4,000	-
Total	$190,000	$605,000
Amounts Payable by:		
JSF to:		
Ordinary Capital Resources	$ 92,000	$ 50,000
Agency Trust Fund	107,000	-
Total	$199,000	$ 50,000
ACCSF to Japan Special Fund	168,000	604,000
Total	$367,000	$654,000

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the six-month period ended 30 June 2005, an amount of $3,379,000 ($5,035,000 - 2004) was thus written back as a reduction in technical assistance. $426,000 ($528,000 - 2004) of this amount corresponded to ACCSF. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

NOTE F - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific technical assistance (TA) projects/programs are classified as temporarily restricted support. As of 30 June 2005, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $26,456,000 ($26,022,000 - 31 December 2004).

NOTE G - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

JSF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are not recorded on JSF's balance sheet. As of 30 June 2005 and 31 December 2004, JSF did not have any outstanding receivables for securities purchased under resale arrangement.

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2005 and 31 December 2004
Expressed in Thousands of United States Dollars (Note B)

ASSETS	**30 June (Unaudited)**	**31 December**
DUE FROM BANKS	$ 1,190	$ 1,326
INVESTMENTS (Notes C and D)	1,358	1,460
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note D)	21,449	14,013
PROPERTY, FURNITURE, AND EQUIPMENT	526	701
OTHER ASSETS	1,985	2,472
TOTAL	**$ 26,508**	**$ 19,972**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE TO ORDINARY CAPITAL RESOURCES	$ 156	$ 186
ACCOUNTS PAYABLE AND OTHER LIABILITIES	2,340	2,941
UNCOMMITTED BALANCES (ADBISF-2)	24,012	16,845
TOTAL	**$ 26,508**	**$ 19,972**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)		2004 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS		$ 13,890		$ 13,142
REVENUE				
From other sources - net		1		1
Total		13,891		13,143
EXPENSES				
Administrative expenses	$ 4,262		$ 4,507	
Program expenses	1,288	5,550	922	5,429
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES		8,341		7,714
EXCHANGE LOSSES - NET		(9)		(4)
TRANSLATION ADJUSTMENTS		(1,165)		39
INCREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		7,167		7,749
NET ASSETS AT BEGINNING OF PERIOD		16,845		14,215
NET ASSETS AT END OF PERIOD		**$ 24,012**		**$ 21,964**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)	2004 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 13,890	$ 13,142
Expenses paid	(5,178)	(5,234)
Transfer to Japan Fund for Public Policy Training	(747)	-
Others - net	230	(163)
Net Cash Provided by Operating Activities	8,195	7,745
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (investment) sales	(6)	5
Net securities purchased - resale arrangements	(8,208)	(18,572)
Net Cash Used in Investing Activities	(8,214)	(18,567)
Effect of Exchange Rate Changes on Due from Banks	(117)	294
Net Decrease in Due from Banks	(136)	(10,528)
Due from Banks at Beginning of Period	1,326	11,943
Due from Banks at End of Period	$ 1,190	$ 1,415

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2005 and 2004
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2004 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2005 and 2004 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The currencies of contributing members are functional currencies. To date, only contributions from Japan have been received. The reporting currency is the United States dollar and the financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

NOTE C - INVESTMENTS

All investment securities held as of 30 June 2005 and 31 December 2004 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are reported at cost.

The annualized rate of return on the average investments held during the six-month period ended 30 June 2005 including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.002% (0.002% - 2004).

NOTE D - SECURITIES PURCHASED UNDER RESALE ARRANGEMENT

ADBI accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are not recorded on ADBI's balance sheet.

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2005
Expressed in Thousands of United States Dollars (Note B)

		30 June (Unaudited)
ASSETS		
CASH IN BANKS	$	2,700
INVESTMENTS (Note C)		597,033
ACCRUED INCOME		309
OTHER ASSETS		7,647
TOTAL	**$**	**607,689**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	4,916
UNDISBURSED COMMITMENTS		410,218
UNCOMMITTED BALANCES represented by: Unrestricted net assets		192,555
TOTAL	**$**	**607,689**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Period Ended 30 June 2005
Expressed in Thousands of United States Dollars (Note B)

		30 June (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS		$ 600,000
REVENUE		
From investments (Note C)	$ 2,850	
From other sources	5	2,855
Total		602,855
EXPENSES		
Technical assistance (Note E)		410,300
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES		192,555
NET ASSETS AT BEGINNING OF PERIOD		-
NET ASSETS AT END OF PERIOD		**$ 192,555**

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Period Ended 30 June 2005
Expressed in Thousands of United States Dollars (Note B)

	2005 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES	
Contributions received	$ 604,892
Interest on investments received	2,541
Cash received from other activities	5
Technical assistance disbursed	(7,705)
Net Cash Provided by Operating Activities	599,733
CASH FLOWS FROM INVESTING ACTIVITIES	
Net investments	(597,033)
Net Increase in Due from Banks	2,700
Due from Banks at Beginning of Period	-
Due from Banks at End of Period	$ 2,700

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK - ASIAN TSUNAMI FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Period Ended 30 June 2005
(Unaudited)

NOTE A - NATURE OF OPERATIONS AND INTERIM REPORT

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of the Fund is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance (TAs) and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities including, non-governmental organizations (NGOs).

ATF's resources may consist of contributions from bilateral, multilateral and transfer of individual sources.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional and Reporting Currency

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

The financial statements of ATF are presented on the basis of generally accepted accounting standards applied in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

Contributions

Contributions are recognized as income when they become effective. As of 30 June 2005, ADB contributed $600,000,000 to the Fund. In addition, Australia and Luxembourg contributed $3,892,000 and $1,000,000, respectively but have not yet been recognized as income pending completion of required formalities.

NOTE C - INVESTMENTS

All investment securities held as of 30 June 2005 are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue from investments. Time deposits are reported at cost, which approximate the fair value.

The annualized rate of return on the average investments held during the period ended 30 June 2005, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.50%.

NOTE D - OTHER LIABILITIES

Included in other liabilities are interfund payable to TASF totaling $24,000 and contributions from donors of $4,892,000, temporarily recorded as deferred credits, pending completion of the required formalities.

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA)/Grant is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project, any undisbursed amount is written back as a reduction in TA/grant for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective TA/grant for projects, which have not been disbursed.